OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: September 30, 2028 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arboretum Silverleaf Income Fund, L.P.

Full Name of Registrant

N/A

Former Name if Applicable

100 Arboretum Drive, Suite 105

Address of Principal Executive Office (Street and Number)

Portsmouth, NH 03801

City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arboretum Silverleaf Income Fund, L.P. (the “Partnership”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 (the “Form 10-Q”) by its due date for the reasons discussed in this Form 12b-25.

As previously reported in its Notification of Late Filing on Form 12b-25 filed with the SEC on March 31, 2026, and as previously reported in its Notification of Late Filing on Form 12b-25 filed with the SEC on November 14, 2025, and as previously reported in its Notification of Late Filing on Form 12b-25 filed with the SEC on August 14, 2025, and as previously reported in its Notification of Late Filing on Form 12b-25 filed with the SEC on May 16, 2025, the Partnership was unable to file its Quarterly Report on Form 10-Q for the periods ended September 30, 2025, June 30, 2025 and March 31, 2025 and its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2025, within the prescribed time period due to the Partnership’s termination of its previous independent registered public accounting firm as the independent registered public accounting firm of the Partnership, effective April 1, 2026, as previously disclosed on Form 8-K filed on April 7, 2026. As a result of that resignation, the Partnership is unable to file its Form 10-Ks and its Form 10-Qs by its due date without unreasonable effort or expense. As previously disclosed on Form 8-K filed on April 7, 2026, the Partnership engaged Stephano Slack LLC (“Stephano Slack”) as the Partnership’s independent registered public accounting firm to perform the audit of the Partnership’s 2025 annual financial statements (Form 10-K) and reviews of the Partnership’s Form 10-Qs for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025, March 31, 2026 and June 30, 2026, the Partnership requires additional time to complete the procedures necessary to file its annual report on Form 10-K and Form 10-Qs, and accordingly, the Form 10-Q for the period ended June 30, 2026 is delayed.

The Partnership is working diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Partnership’s completion of the audit of its 2025 annual financial statements (Form 10-K) and reviews of the Partnership’s Form 10-Qs for the periods ended March 31, 2025, June 30, 2025, September 30, 2025, March 31, 2026 and June 30, 2026, the Partnership is necessarily delayed in its reporting and review process for the period ended June 30, 2026. As a result, the Partnership does not expect to complete the preparation and filing of the Form 10-Q on or before the fifth calendar day following the prescribed due date. Additional time is needed for the new independent registered public accounting firm to complete the audit and interim reviews. The Partnership is currently working diligently to file the Form 10-K and 10-Qs as promptly as practicable, however, the Partnership is currently unable to estimate the timing for the filing of such forms.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Josh Yifat	(603)	294-1420
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2 of 3

Arboretum Silverleaf Income Fund, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2026	By	/s/ Josh Yifat

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

3 of 3